UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report:  November 2010

ROSETTA GENOMICS LTD.
 (Exact name of registrant as specified in its charter)

Israel
(State or Other Jurisdiction of Incorporation

10 Plaut Street, Science Park
Rehovot 76706 POB 4059
Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:
☑  Form 20-F         ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:          ☐ Yes          No☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Rosetta Genomics Ltd.

On November 29, 2010, the management of Rosetta Genomics Ltd. (the “Company”) concluded that its: (i) financial information as of March 31, 2010 and for the three months ended then, which are included in the Form 6-K filed on May 27, 2010 (the “Q1 Financials”), and (ii) financial statements as of June 30, 2010 and for the six months ended then, which are included in the Form 6-K filed on September 29, 2010 (the “Q2 Financials”), did not properly account for the warrants issued in the Company’s January 2010 registered direct public offering (the “Warrants”) in accordance with United States generally accepted accounting principles, and, as a result, cannot be relied upon.

In the Q1 Financials and Q2 Financials, the Company accounted for the Warrants as equity instruments.  The Company has, however, reassessed the accounting classification of the Warrants under ASC 815 “Derivatives and Hedging — Contracts in Entity’s Own Equity,” based on certain terms of the Warrants and concluded that the Warrants should have originally been recorded as liabilities, measured at fair value each reporting period, with changes in the fair values being recognized in the Company’s statement of operations.

The revised Q1 Financials and Q2 Financials reflecting the reclassification of the Warrants from equity to liability will be filed by the Company on a Report on Form 6-K as soon as they are available. The impact of the reclassification will result in non-cash charges to be reflected below operating loss in the Company’s statements of operations.

The information contained in this report is hereby incorporated by reference into the Rosetta Genomics Registration Statements on Form F-3, File Nos. 333-159955 and 333-163063.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: November 29, 2010	By:	/s/ Tami Fishman Jutkowitz

Tami Fishman Jutkowitz General Counsel